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                                                                    Exhibit 4.1




                         AMENDMENT TO RIGHTS AGREEMENT

         This Amendment to Rights Agreement, dated as of October 24, 2000 (this "Amendment"), is entered into by and between Romac International, Inc. (n/k/a kforce.com, Inc.), a Florida corporation (the "Company"), and State Street Bank and Trust Company, a Massachusetts trust company (the "Rights Agent").


                                   BACKGROUND

         The Company and the Rights Agent entered into a Rights Agreement, dated as of October 28, 1998 (the "Rights Agreement") for the purposes and on the terms and conditions set forth in the Rights Agreement. The Company and the Rights Agent now desire to amend certain provisions of the Rights Agreement as set forth below. Except as otherwise indicated in this Amendment, capitalized terms used in this Amendment are defined in the Rights Agreement.

         Accordingly, in consideration of the premises and the mutual agreements set forth in this Amendment, the parties agree as follows:


                                     TERMS

         1.       AMENDMENTS.

                  A. Section 1. The second sentence of Section 1(a) of the Rights Agreement is deleted in its entirety and is replaced with:

                  Notwithstanding the foregoing, (i) no Person shall become an "Acquiring Person" as a result of an acquisition of Common Stock by the Company which, by reducing the aggregate number of shares of Common Stock outstanding, increases the percentage of the total number of shares of Common Stock outstanding which are beneficially owned by such Person to 15% or more; provided however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Stock then outstanding by reason of purchases of Common Stock by the Company and such Person shall, after such share purchases by the Company, become the Beneficial Owner of additional shares of Common Stock totaling 1% or more of the shares of Common Stock then outstanding, then such Person shall constitute an "Acquiring Person" and (ii) if the Board of Directors of the Company


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                  determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently and in good faith, and, if requested by the Board of Directors, such Person agrees to divest himself of a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

                  B. Section 23. The second sentence of Section 23(a) of the Rights Agreement is deleted in its entirety.

         2. COUNTERPARTS AND FACSIMILE SIGNATURES. This Amendment may be executed in any number of counterparts, each of which shall be an original but together shall constitute one and the same instrument. Facsimile signatures shall have the same effect as original signatures.

         3. FULL FORCE AND EFFECT. Except as hereby amended, the Rights Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date written above.


ROMAC INTERNATIONAL, INC. (N/K/A KFORCE.COM, INC.)


By: /s/ DAVID L. DUNKEL
   ------------------------------------------
        David L. Dunkel
        President and Chief Executive Officer


STATE STREET BANK AND TRUST COMPANY, AS RIGHTS AGENT


By: /s/ CHARLIE V. ROSSI
   ------------------------------------------
        Charlie V. Rossi
        Vice President